1299231

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04020169

March 8, 2004

Act	Securities Exchange Act of 1934
Section	17(a)
Rule	17a-5
Public Availability	3/9/2004

Ms. Donna H. Clancy
The Law Offices of Donna H. Clancy
The Trump Building
40 Wall St., 38th Fl.
New York, NY 10005

Re: Request for Form X-17A-5 Filing Extension

Dear Ms. Clancy:

We have received your letter dated March 8, 2004, in which you request on behalf of Benedict Patrick Willis, Sole Proprietor ("Firm") an extension for filing Part IIA of Form X-17A-5 ("Final FOCUS") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm's membership with the New York Stock Exchange, Inc. will terminate as of March 10, 2004. Therefore, pursuant to subparagraph (b)(1) of the Rule, the Firm is required to file a Final FOCUS by March 12, 2004. You have represented that the Firm (i) is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under the Exchange Act, (ii) is not experiencing any significant financial, operational or recordkeeping problems, and (iii) is in compliance with the other applicable rules of the Commission and each self-regulatory organization of which it is a member.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm files its Final FOCUS, as required pursuant to subparagraph (b)(1) of the Rule, by April 2, 2004.

Please note, however, that a broker-dealer also must file Form BDW with the Commission when withdrawing fully or partially from the securities business. Form BDW requires, in certain circumstances, that the broker-dealer attach a Form X-17A-5 which reflects an as of date no earlier than 10 days prior to the filing of the BDW. The no action position taken by the Division in this letter does not affect the requirement, when applicable, to file a Form X-17A-5 when filing Form BDW.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Sheila D. Swartz
Attorney

cc: Warren Levine, NYSE

DONNA H. CLANCY

Attorney At Law

The Trump Building
40 Wall Street, 38th Fl.
New York, NY 10005
T 212.747.1744
F 212.747.1763
E dclancyesq@aol.com

March 8, 2004

VIA FACSIMILE & REGULAR MAIL
Mr. Tom McGowan
Securities and Exchange Commission
6432 General Green Way
Alexandria, VA 22312-2413

Re: Benedict Patrick Willis, Sole Proprietor, SEC No.: 8-66362

Dear Mr. McGowan:

The above broker/dealer Firm hereby requests a 21 day extension to file its final focus report as the Firm does not have all the necessary information to complete the focus report. The Firm became a member of the NYSE effective February 9, 2004 and is scheduled to cease operations effective the close of business March 10, 2004.

2/10/04

The Firm is not in violation of applicable requirements under SEC Rules 15(c)(3)(1) and 15 (c)(3)(3). Moreover, the Firm is not experiencing any significant financial operation or record-keeping problems and is in compliance with other applicable rules of the SEC and each self regulatory agency of which the Firm is a member, including the NYSE.

If any further information is needed, please call the office listed above.

Very truly yours,

Donna H. Clancy

Donna H. Clancy

DHC:ep

cc: Warren Levine, NYSE
Alan Krim

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	9959
CONNECTION TEL	
CONNECTION ID	
ST. TIME	03/08 15:52
USAGE T	00'51
PGS.	2
RESULT	OK